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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 9)


                    Under the Securities Exchange Act of 1934

                              Wiztec Solutions Ltd.
                                (Name of Issuer)

                                 Ordinary Shares
                         New Israeli Shekel 1 Par Value
                         (Title of Class of Securities)

                                   M98105-105
                                 (CUSIP Number)

                             William D. Baskett III
                          General Counsel and Secretary
                              Convergys Corporation
                             201 East Fourth Street
                             Cincinnati, Ohio 45202
                                  513-723-2444
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)



                               November 22, 1999

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].



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                                  SCHEDULE 13D
CUSIP No.  M98105-105
--------------------------------------------------------------------------------

1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)
         Convergys Corporation
         I.R.S. ID No. 31-1598292
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
         (a) [X]
         (b) [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Source of Funds
         BK
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization
         Ohio
--------------------------------------------------------------------------------
                                        7.       Sole Voting Power

                                                 7,654,713

           Number of Shares
          Beneficially Owned            8.       Shared Voting Power
               by Each                           0
              Reporting
             Person with                9.       Sole Dispositive Power


                                                 7,654,713


                                        10.      Shared Dispositive Power
                                                 0
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned By Each Reporting Person

         7,654,713

--------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares [  ]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         100%

--------------------------------------------------------------------------------
14.      Type of Reporting Person
         HC
--------------------------------------------------------------------------------

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SCHEDULE 13D

CUSIP No.  M98105-105
--------------------------------------------------------------------------------

1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)
         Convergys Israel Investments Ltd.
         I.R.S. ID. No. Not applicable
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
         (a) [X]
         (b) [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Source of Funds
         AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization
         State of Israel
--------------------------------------------------------------------------------
                                        7.       Sole Voting Power

                                                 7,654,713

           Number of Shares
          Beneficially Owned            8.       Shared Voting Power
               by Each                           0
              Reporting
             Person with                9.       Sole Dispositive Power

                                                 7,654,713


                                        10.      Shared Dispositive Power
                                                 0
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned By Each Reporting Person

         7,654,713

--------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares [  ]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         100%

--------------------------------------------------------------------------------
14.      Type of Reporting Person
         CO
--------------------------------------------------------------------------------

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         This Amendment No. 9 to Schedule 13D is filed by Convergys Corporation, an Ohio corporation ("Parent"), and Convergys Israel Investments Ltd., a company limited by shares duly registered under the laws of the State of Israel ("Sub") and a wholly owned subsidiary of Parent, hereby amend and supplement their
Schedule 13D, originally filed on April 1, 1999, as amended (the "Schedule
13D").

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented by adding the following:


         On November 10, 1999, Sub purchased 9,950 Shares for an aggregate purchase price of $248,393.25, in private purchases. On November 12, 1999, in settlement of objections to the Section 236 procedure in Israel, Sub settled the objections in consideration of a payment of $909,000 and acquired 181,800 Shares, in consideration of a payment of $4,545,000.




         Sub has completed the compulsory acquisition procedure pursuant to
Section 236 of the Companies Ordinance [New Version], 5743-1983, of the State of Israel, as described in the previously filed offer to purchase materials. On September 1, 1999, Sub gave notice of the compulsory acquisition of the remaining Ordinary Shares of the Company that it did not acquire during its recent tender offers for the Company's Shares. On November 17, 1999, Sub delivered to the Company a copy of the notice of compulsory acquisition and consideration of $4,089,600, an amount equal to $25 per share for the 163,584 outstanding Shares not already owned by Sub, was deposited in the Company's special trust account on November 22, 1999. Upon receipt of the consideration, the Company registered Sub as the record owner of the remaining 163,584 Shares. The Company received the consideration as trustee for the former shareholders whose Shares were acquired by Sub pursuant to the compulsory acquisition. The Company will deliver to the former shareholders a letter of transmittal for use in exchanging certificates formerly representing the Shares for a payment of $25 per Share. On November 16, 1999, in anticipation of the completion of the compulsory acquisition, the Company issued one Share to Convergys Corporation as against payment of its par value. That Share was issued to meet a requirement of Israeli law that a company have at least two shareholders. Convergys Corporation holds that share in trust for Sub. Thus, Sub currently owns, directly or beneficially, 7,654,713 Shares or 100% of the Shares outstanding.


         As of the close of business on November 12, 1999, the Company's shares were delisted from the Nasdaq National Market.

Item 5. Interest in Securities of the Issuer.


Item 5 of the Schedule 13D is amended and supplemented as follows:

         (a) Parent and Sub beneficially own a total of 7,654,713 Shares, which represents 100% of the Shares outstanding.

         (b) Sub directly has, and Parent indirectly has, sole power to vote and direct the disposition of 7,654,713 Shares.

         (c) On November 10, 1999, Sub purchased 5,700 Shares, at the price of $24.9375 per Share and 4,250 Shares, at the price of $25.00 per Share, in private purchases. On November 12, 1999, in settlement of objections to the
Section 236 procedure in Israel, Sub settled the objections in consideration of a payment of $909,000 and acquired 181,800 Shares, in consideration of a payment of $4,545,000. On November 16, 1999, Convergys Corporation purchased one Share from the Company (which holds it in trust for Sub). On November 22, 1999, Sub acquired the remaining 163,584 Shares that it did not already own, for the purchase price of $25 per Share, pursuant to the completion of the compulsory acquisition.





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SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct. In executing this Statement, the undersigned agree, to the extent required by Rule 13d-1(f), that this Statement is being filed on behalf of each of the reporting persons herein.


Dated: December 2, 1999

                              Convergys Corporation

                              By:      /s/ William D. Baskett III
                                       ----------------------------------------
                              Name: William D. Baskett III
                              Title:   General Counsel and Secretary


                              Convergys Israel Investments Ltd.

                              By:      /s/ William D. Baskett III
                                       ----------------------------------------
                              Name: William D. Baskett III
                              Title:   Vice President

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